UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CardConnect Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14141X108

(CUSIP Number)

Copies to:

Adam L. Rosman

First Data Corporation

225 Liberty Street

29th Floor

New York, NY 10281

Telephone: (800) 735-3362

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141X108	13D

1	Names of Reporting Persons FIRST DATA CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100 (see Item 4)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100 (see Item 4)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 14141X108	13D

1	Names of Reporting Persons MINGLEWOOD MERGER SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D (this “Amendment) relates to the Common Stock, par value $0.001 per share (the “Shares”) of CardConnect Corp., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on June 5, 2017 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On July 6, 2017, First Data Corporation, a Delaware corporation (“First Data”) and Minglewood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of First Data (“Merger Sub”) completed the transactions contemplated by the Agreement and Plan of Merger, dated as of May 26, 2017, by and among the Issuer, First Data and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of First Data (the “Surviving Corporation”) and Merger Sub ceasing to exist following the Merger.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 6, 2017, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of First Data and Merger Sub ceasing to exist following the Merger.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares owned by Merger Sub, First Data, the Issuer (or held in the Issuer’s treasury) or any direct or indirect wholly-owned subsidiary of First Data or the Issuer immediately prior to the Effective Time, or (ii) Shares held by any stockholder that was entitled to demand and properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, had neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares.

At the Effective Time, the 100 shares of common stock of Merger Sub that were outstanding immediately prior to the Effective Time were converted into and became 100 shares of common stock of the Surviving Corporation.

In connection with the closing of the Merger, the Shares that previously traded under the stock symbol “CCN”, ceased trading on, and are being delisted from, the NASDAQ Global Market.

In connection with the Merger, each member of the Board of Directors of the Issuer (the “Issuer Board”) resigned from the Issuer Board, including any committee thereof. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time, Stanley J. Andersen and Gretchen A. Herron, became the directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) First Data acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Shares; and (ii) First Data had sole power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, the Tender Agreements and the transactions described in this Amendment, to the knowledge of First Data, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of First Data, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Tender Agreements terminated in accordance with their terms on July 6, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2017	FIRST DATA CORPORATION

/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary